Exhibit 99.1

VivoPower’s Tembo unit announces collaboration with EDGE Group’s AL TAIF, a ground military MRO company based in the United Arab Emirates

LONDON, 13 June 2023 (GLOBE NEWSWIRE) – Tembo E-LV BV (“Tembo”), a subsidiary of VivoPower International PLC (“VivoPower”), is pleased to announce that it has signed a memorandum of understanding (“MOU”, the “Agreement”) with AL TAIF Technical Services, LLC (“AL TAIF”), the UAE’s leading provider of maintenance, repair, and overhaul (MRO) services for military equipment. Pursuant to the Agreement, the collaboration will undertake feasibility studies with a goal of formalising a partnership spanning distribution of Tembo EV conversion kits, research & development, training in electric mobility and high voltage, as well as local assembly operations in the UAE.

AL TAIF is a subsidiary of the EDGE Group, one of the world’s leading advanced technology groups, established to develop agile, bold, and disruptive solutions for defence and beyond. Its customers include defence and police organisations in the UAE, the MENA region and extending to other regions.

The Tembo EUV (“electric utility vehicle") kits transform new and second-hand utility vehicles, including the 4×4 LandCruiser and Hilux vehicles into ruggedised EUVs for use in off-road and specialised on road applications, including defence, mining, agriculture, construction, safari, and conservation, as well as humanitarian aid purposes. Tembo EUV conversion kits are a key component of VivoPower’s turnkey sustainable energy solutions, encompassing training and safety solutions, critical power solutions, battery storage and battery second life applications designed to help fleet owning customers accelerate towards their net zero carbon goals and to achieve cost savings.

The Agreement follows successful drive days in desert conditions, outside of Dubai (March 2023) and Abu Dhabi (May 2023) with Tembo EUV repowered vehicles.

Kevin Chin, VivoPower’s Executive Chairman and Chief Executive Officer, said: “On behalf of the entire VivoPower and Tembo teams, I am very honoured to have entered into this Memorandum of Understanding with AL TAIF, the UAE’s official military and defence maintenance company. I would like to take the opportunity to thank Saif Al Dahbashi, AL TAIF’s Chief Executive Officer (CEO) and his team for selecting VivoPower and Tembo as their preferred partners for feasibility studies in relation to electric vehicle conversions and ancillary training services for the UAE military and their regional customers. At Tembo, we are very aware of the exacting standards required for defence industry use cases, which span not just safety but also security and confidentiality. As a B Corporation that has been recognised as amongst the Best in the World for Governance, VivoPower and its subsidiaries adopt an uncompromising approach towards security and confidentiality. We are all committed to working closely with the AL TAIF team to deliver both economic and sustainability outcomes for AL TAIF, the EDGE Group, and the UAE more broadly.”

Saif Al Dahbashi, AL TAIF’s CEO, said: “As the leading centre of excellence for comprehensive lifecycle support of defence systems in the UAE, AL TAIF is very pleased to embark on this journey of collaboration with VivoPower and Tembo. As we align with the UAE’s strategic decarbonisation efforts, this partnership marks a concrete step within the defence industry to ensure a safe and secure future. By combining our respective strengths, we are confident that we will make significant strides in contributing to a more sustainable UAE, delivering unparalleled solutions that drive down costs and address the evolving needs of our customers.”

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

About Tembo

Tembo electric utility vehicles (EUVs) are the premier 100% electric solution for ruggedised and/or customised applications for fleet owners in the mining, agriculture, energy utilities, defence, police, government, humanitarian, and game safari industries. Tembo provides safe, high performance off-road and on-road electric vehicles that meet exacting standards of safety and quality. Its core purpose is to provide safe and reliable electrification solutions for utility vehicle fleet owners globally, helping perpetuate useful life, reduce costs, maximise return on assets, meet ESG goals and activate the circular economy.

About AL TAIF

AL TAIF provides essential lifecycle services and technical capability development to guarantee the ultimate asset performance and mission readiness for its customers. Its eleven state-of-the-art workshops are geographically distributed to offer seamless convenience and flexibility, while a mobile unit can quickly and efficiently address all types of MRO needs. The company is part of the Platforms & Systems cluster within EDGE, one of the world’s leading advanced technology groups.

All trademarks referenced herein are the property of their respective owners.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Enquiries

tembo@vivopower.com